Pricing supplement no. 290
To prospectus dated December 1, 2005,
prospectus supplement dated December 1, 2005 and
product supplement no. 45-I dated October 6, 2006

Registration Statement No. 333-130051
Dated January 26, 2007
Rule 424(b)(2)



JPMorgan Chase & Co.
$85,000
12.0% Bearish Reverse Exchangeable Notes due January 30, 2008
Linked to the Best Performing Common Stock of the following Financial Services Stocks:
Wells Fargo & Company, Fifth Third Bancorp and Countrywide Financial Corporation

Structured Investments

General

- The notes are designed for investors who seek a higher interest rate than the current dividend yield on the Reference Stocks or than the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation in the Reference Stocks, be willing to accept the risks of owning equities generally and be willing to lose some or all of their principal if the closing price of one of the Reference Stocks increases by more than the Upside Protection Amount during the Monitoring Period.
- The notes will pay 12.0% interest per year. **However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of any Reference Stock and whether the closing price of any Reference Stock has increased from its Initial Share Price by more than its Upside Protection Amount during the Monitoring Period, as described below.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing January 30, 2008[†].
- Payment at maturity for each $1,000 principal amount note will be a cash payment of up to $1,000, together with any accrued and unpaid interest.
- Minimum denominations of $1,000 and integral multiples thereof.

Key Terms

Reference Stocks: The common stocks of Wells Fargo & Company, Fifth Third Bancorp and Countrywide Financial Corporation (each such common stock, a "Reference Stock" and, together, the "Reference Stocks"). Each of the Reference Stocks is a company whose primary lines of business are directly associated with the financial services industry.

Interest Rate: **12.0% per annum,** paid monthly and calculated on a 30/360 basis.

Upside Protection Amount: For each Reference Stock, an amount that represents **30% of the applicable Initial Share Price of such Reference Stock, subject to adjustments. Please see "The Reference Stocks—Initial Share Prices & Upside Protection Amounts" below for the Upside Protection Amount for each Reference Stock.**

Maturity Date: January 30, 2008[†]

Pricing Date: January 26, 2007

Settlement Date: On or about January 31, 2007

Observation Date: January 25, 2008[†]

CUSIP: 48123JMS5

Interest Payment Date: The last calendar day of each month, except for the monthly interest payment due in January 2008 , which shall be payable on January 30, 2008 (each such date, an "Interest Payment Date"), commencing with the Interest Payment Date on February 28, 2007, to and including the Maturity Date. See "Selected Purchase Considerations—Monthly Interest Payments" in this pricing supplement for more information about when you will receive your interest payment.

Payment at Maturity: You will receive $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest at maturity unless

    (i) The Final Share Price for any Reference Stock is greater than the Initial Share Price of such Reference Stock;

and

    (ii) A Trigger Event has occurred.

If the conditions described in (i) and (ii) are both satisfied, at maturity you will receive, instead of the principal amount of your notes, a cash payment per $1,000 principal amount calculated as follows:
$$\$1,000 - (\$1,000 \times \text{Best Performing Reference Stock Appreciation})$$
plus any accrued and unpaid interest, *provided* that the cash payment you receive in lieu of the principal amount of your notes shall not be less than $0.

Trigger Event: A Trigger Event occurs if, on any day during the Monitoring Period, the closing price of any Reference Stock has increased, as compared to that particular Reference Stock's Initial Share Price, by more than that Reference Stock's Upside Protection Amount.

Monitoring Period: The period from the Pricing Date to and including the Observation Date.

Reference Stock Appreciation:
$$\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$

Initial Share Price: For each Reference Stock, the closing price of such Reference Stock on the Pricing Date. **Please see "The Reference Stocks—Initial Share Prices & Upside Protection Amounts" below for the Initial Share Price for each Reference Stock.** The Initial Share Price is subject to adjustments and any Reference Stock issuer may be changed in certain circumstances. See "Description of Notes—Payment at Maturity" and "General Terms of Notes—Anti-dilution Adjustments" in the accompanying product supplement no. 45-I for further information about these adjustments.

Final Share Price: For each Reference Stock, the closing price of such Reference Stock on the Observation Date.

Best Performing Reference Stock: The Reference Stock with the largest percentage increase between its Initial Share Price and its Final Share Price, as compared to the percentage increases between the respective Initial Share Prices and Final Share Prices of the other Reference Stocks, or if only one Reference Stock's Final Share Price is greater than its Initial Share Price, that Reference Stock. The determination of the Best Performing Reference Stock may be affected by the occurrence of certain corporate events affecting one or more of the Reference Stocks.

† Subject to postponement in the event of a market disruption event, as described under "General Terms of Notes" in the accompanying product supplement no. 45-I.

Investing in the Bearish Reverse Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 45-I and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	JPMSI Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$32	$968
Total	$85,000	$2,720	$82,280

(1) If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of $32.00 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other dealers of $26.00 per $1,000 principal amount note. The concessions of $26.00 include concessions to be allowed to selling dealers and concessions to be allowed to an arranging dealer. See "Underwriting" beginning on page PS-29 of the accompanying product supplement no. 45-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

January 26, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 45-I dated October 6, 2006. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated January 5, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 45-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 45-I dated October 6, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003081/e25229_424b2.pdf

- Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay 12.0% interest per year, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.
- **MONTHLY INTEREST PAYMENTS** — The notes offer monthly interest payments at a rate of 12.0% per year. Interest will be payable monthly in arrears on the last calendar day of each month, except for the monthly interest payment due in January 2008, which shall be payable on January 30, 2008 (each such date, an "Interest Payment Date"), commencing February 28, 2007 up to and including the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If the last calendar day in any month is not a Business Day, payment shall be made on the next Business Day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly interest payment due in March 2007 shall be payable on April 2, 2007.
- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL** — Your return of principal at maturity is protected so long as a Trigger Event does not occur or if the Final Share Price of each Reference Stock has depreciated, as compared to its respective Initial Share Price. However, if a Trigger Event has occurred, you could lose the entire principal amount of your notes.
- **REFERENCE STOCKS** — Each of the Reference Stocks is a company whose primary lines of business are directly associated with the financial services industry. The Reference Stocks may be modified in the case of certain corporate events. See "General Terms of Notes – Anti-Dilution Adjustments – Reorganization Events" in the accompanying product supplement no. 45-I for further information.
- **YOUR RETURN AT MATURITY MAY BE BASED ON A REFERENCE STOCK THAT DID NOT INCREASE IN EXCESS OF ITS UPSIDE PROTECTION AMOUNT DURING THE MONITORING PERIOD —** Your return at maturity may not necessarily be based on a Reference Stock that increases by more than its Upside Protection Amount during the Monitoring Period. For example, if a Trigger Event occurs with respect to a Reference Stock and that Reference Stock experiences a significant closing price decrease on the Observation Date such that its Final Share Price is less than its Initial Share Price, your return on the notes will not be based on the performance of that Reference Stock. Under these circumstances, if on the Observation Date the Final Share Price of one or more of the remaining two (2) Reference Stocks increases from its respective Initial Share Price, your return on the notes will be based on the Best Performing Reference Stock, which will be different than the Reference Stock that initially increased by more than its Upside Protection Amount. Accordingly, you could lose a portion of your principal amount even if the Best Performing Reference Stock never, at any time during the Monitoring Period, increased by more than its Upside Protection Amount.
- **TAX TREATMENT AS A UNIT COMPRISING A CALL OPTION AND A DEPOSIT** — You should review carefully the section "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 45-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as a unit comprising a Call Option and a Deposit for U.S. federal income tax purposes. Of the $10.00 monthly coupon payable per $1,000 principal amount note, we intend to treat $4.50 as interest on the Deposit and $5.50 as Call Premium. By purchasing the notes, you agree to treat the notes for U.S. federal income tax purposes consistently with our treatment as described above. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income while receipt of the Call Premium will not be taxable to you prior to maturity or sale. However, there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect

Bearish Reverse Exchangeable Notes Linked to the Best Performing Common Stock of Wells Fargo & Company, Fifth Third Bancorp and Countrywide Financial Services

to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Call Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in one or more of the Reference Stocks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 45-I dated October 6, 2006.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price of the Best Performing Reference Stock and whether the **closing price of any Reference Stock** has increased from its Initial Share Price by more than its Upside Protection Amount on any day during the Monitoring Period. On the pricing date, stock prices generally in the market and stock prices for the Reference Stocks may be significantly lower than historical averages, which could increase the likelihood of subsequent increases in stock prices and of a Trigger Event with respect to one such Reference Stock. Accordingly, you could lose up to the entire principal amount of your notes.

- **YOUR UPSIDE PROTECTION AMOUNT MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES -** If, on any day during the Monitoring Period, **the closing price of any Reference Stock increases** above its Initial Share Price plus its Upside Protection Amount, you will be fully exposed to any appreciation in the Best Performing Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, if the Final Share Price of at least one Reference Stock is greater than its Initial Share Price, you will lose 1% of the principal amount of your investment for every 1% increase in the Final Share Price of the Best Performing Reference Stock compared to its Initial Share Price. You will be subject to this potential loss of principal even if the prices of the Reference Stocks subsequently decline such that the Final Share Price of each Reference Stock closes at a level below its respective Initial Share Price plus its respective Upside Protection Amount.   If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF ANY REFERENCE STOCK** — Unless (i) the Final Share Price of any Reference Stock is greater than its Initial Share Price and (ii) on any day during the Monitoring Period, the closing price of any Reference Stock has increased, as compared to its Initial Share Price, by more than its Upside Protection Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus accrued and unpaid interest, regardless of any depreciation in the value of any Reference Stock, which may be significant. Under certain circumstances, depreciation in the value of any of the Reference Stocks may even result in a loss of some or all of the principal amount of your notes at maturity. Accordingly, the return on the notes may be significantly less than the return on a direct investment in one or more of the Reference Stocks during the term of the notes.

- **YOU ARE EXPOSED TO THE CLOSING PRICE RISK OF EACH REFERENCE STOCK** — Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the Reference Stocks. Rather, you will receive set interest payments at a rate of 12.0% per annum and your payment at maturity is contingent upon the performance of each individual Reference Stock such that you will be equally exposed to the risks related to *all* of the Reference Stocks. Strong performance by any one of the Reference Stocks over the term of the notes may negatively affect your payment at maturity and will not be offset or mitigated by the performance by any of the other Reference Stocks. Your payment at maturity should not be expected to match the performance of a direct investment in one or more of the Reference Stocks.

- **THE REFERENCE STOCKS ARE CONCENTRATED IN A SINGLE INDUSTRY** — Each of the Reference Stocks has been issued by companies whose primary lines of business are directly associated with the financial services industry. Because the value of the notes is determined by the performance of each of the Reference Stocks, an investment in these notes will be concentrated in this industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single positive economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. In addition, the financial services industry is significantly affected by a number of factors that may either offset or magnify each other, including:
  - general and regional business and economic conditions and liquidity in the financial markets;
  - interest rates, equity prices, commodity prices, inflation and the cost of credit;
  - changes or volatility in capital markets;
  - changes or volatility in housing prices or the housing market;
  - federal, state and local laws and regulations concerning the financial services industry;
  - competition among companies which engage in financial services;
  - changes in accounting standards;
  - news reports relating to trends, concerns and other issues in the financial services industry; and
  - a variety of economic, financial, political, regulatory or judicial events.

  These or other factors or the absence of such factors could cause an improvement in the financial services industry generally or regionally and could cause the value of some or all of the Reference Stocks to increase during the term of the notes.

- **YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE BEST PERFORMING REFERENCE STOCK** — If a Trigger Event occurs, you will lose some or all of your investment in the notes if the Final Share Price **of any Reference Stock** closes at a level above its Initial Share Price. This will be true even if (i) the Final Share Price of each of the other two (2) Reference Stocks has depreciated in value compared to its respective Initial Share Price and/or (ii) the sole Reference Stock with a Final Share Price that increased compared to its Initial Share Price was not the same Reference Stock which increased by more than its Upside Protection Amount during the Monitoring Period.

Bearish Reverse Exchangeable Notes Linked to the Best Performing Common Stock of Wells Fargo & Company, Fifth Third Bancorp and Countrywide Financial Services

- **NO OWNERSHIP RIGHTS IN THE REFERENCE STOCKS** — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stocks, such as voting rights, dividend payments or other distributions. In addition, the issuers of the Reference Stocks will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of a Reference Stock and the notes.
- **NO AFFILIATION WITH THE REFERENCE STOCK ISSUERS** — We are not affiliated with the issuers of the Reference Stocks. We assume no responsibility for the adequacy of the information about the Reference Stock issuers contained in this pricing supplement or in product supplement no. 45-I. You should make your own investigation into the Reference Stocks and their issuers. We are not responsible for the Reference Stock issuers' public disclosure of information, whether contained in SEC filings or otherwise.
- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to maturity could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE ABLE AND WILLING TO HOLD YOUR NOTES TO MATURITY.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock issuers, including extending loans to, or making equity investments in, the Reference Stock issuers or providing advisory services to the Reference Stock issuers. In the course of this business, we or our affiliates may acquire non-public information about the issuers of the Reference Stocks or the Reference Stocks, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to one or more of the Reference Stock issuers, and these reports may or may not recommend that investors buy or hold the Reference Stocks. As a prospective purchaser of a note, you should undertake an independent investigation of the Reference Stock issuers that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
- **HEDGING AND TRADING IN THE REFERENCE STOCKS** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stocks or instruments related to one or more of the Reference Stocks. We or our affiliates may also trade in the Reference Stocks or instruments related to one or more of the Reference Stocks from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.
- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** – In addition to the value of the Reference Stocks and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 45-I.

Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices for the Best Performing Reference Stock and assuming that the closing price of each Reference Stock did not increase, as compared to its respective Initial Share Price, by more than its respective Upside Protection Amount on any day from the Pricing Date to and including the Observation Date, except as indicated in the column titled "Hypothetical highest closing price of the common stock of Wells Fargo & Company. during the Monitoring Period." **The following table assumes that the Best Performing Reference Stock will be the common stock of Wells Fargo & Company and that the common stock of Wells Fargo & Company will be the best performing Reference Stock at all times during the term of the notes. We make no representation or warranty as to which of the Reference Stocks will be the Best Performing Reference Stock for the purposes of calculating your actual payment at maturity.**

For this table of hypothetical payments at maturity, we have also assumed the following:
- the Initial Share Price:　$35.00
- the Upside Protection Amount: $10.50
- Interest: 12.0%

Hypothetical highest closing price of the common stock of Wells Fargo & Company during the Monitoring Period	Hypothetical Final Share Price of the Best Performing Reference Stock (Wells Fargo & Company)	Payment at Maturity*
$35.00	$25.00	$1,000.00
$35.00	$34.00	$1,000.00
$35.00	$35.00	$1,000.00
$45.50	$45.50	$1,000.00
$50.00	$34.00	$1,000.00
$50.00	$36.00	$971.43
$50.00	$50.00	$571.43
$55.00	$65.00	$142.86

$75.00	$75.00	$0.00

* Note that you will receive at maturity, in addition to the cash payment as indicated herein, any accrued or unpaid interest in cash.

The examples below illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: During the Monitoring Period, none of the Reference Stocks close at a price which reflects an increase of more than their respective Upside Protection Amounts. Because Wells Fargo & Company is the Best Performing Reference Stock and because its Final Share Price of $25.00 is below its Initial Share Price of $35.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: During the Monitoring Period, Wells Fargo & Company was the first Reference Stock to close at a level above its Initial Share Price plus the Upside Protection Amount. On the Observation Date, Wells Fargo & Company, still the Best Performing Reference Stock, decreases to a Final Share Price of $34.00. Because the Final Share Price of the Best Performing Reference Stock is below its Initial Share Price, you will receive $1,000 per $1,000 principal amount note at maturity, even though a Trigger Event occurred.

Example 3: During the Monitoring Period, Wells Fargo & Company was the first Reference Stock to close at a level above its Initial Share Price plus the Upside Protection Amount. On the Observation Date, Wells Fargo & Company, still the Best Performing Reference Stock, increases to a Final Share Price of $36.00. Because at least one of the Reference Stocks had a closing price that had increased from its Initial Share Price by more than its Upside Protection Amount during the Monitoring Period, and because the Final Share Price of the Best Performing Reference Stock is more than its Initial Share Price, you will receive at maturity, in addition to any accrued and unpaid interest, $971.43, calculated as follows:

$$\$1,000 - (\$1,000 \times [\$36.00\text{-}\$35.00/\$35.00]) = \$971.43$$

Example 4: During the Monitoring Period, Wells Fargo & Company was the first Reference Stock to close at a level above its Initial Share Price plus the Upside Protection Amount. On the Observation Date, Wells Fargo & Company, still the Best Performing Reference Stock, increases further to a Final Share Price of $65.00. Because at least one of the Reference Stocks had a closing price that had increased from its Initial Share Price by more than its Upside Protection Amount during the Monitoring Period, and because the Final Share Price of the Best Performing Reference Stock is more than its Initial Share Price, you will receive at maturity, in addition to any accrued and unpaid interest, $142.86, calculated as follows:

$$\$1,000 - (\$1,000 \times [\$65.00\text{-}\$35.00/\$35.00]) = \$142.86$$

Regardless of the performance of the Best Performing Reference Stock or the payment you receive at maturity, you will have received interest payments, for each $1,000 principal amount note, in the aggregate amount of $120.00 over the term of the notes.

The Reference Stocks

Public Information

All information contained herein on the Reference Stocks and on the Reference Stock issuers is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Stock issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. See "The Reference Stocks" beginning on page PS-14 of the accompanying product supplement no. 45-I for more information.

Initial Share Prices & Upside Protection Amounts

The table below sets forth the three issuers of the Reference Stocks, as well as the ticker symbol for each Reference Stock and the U.S. exchange on which each Reference Stock is listed.

The table below indicates the Initial Share Price and Upside Protection Amount for each Reference Stock, subject to adjustments.

Ticker Symbol	Issuer	Exchange	Initial Share Price	Upside Protection
WFC	Wells Fargo & Company	NYSE	36.03	10.81
FITB	Fifth Third Bancorp	NASDAQ	39.11	11.73
CFC	Countrywide Financial Corporation	NYSE	42.00	12.60

Historical Information of the Reference Stocks

The graphs contained in this pricing supplement set forth the historical performance of each Reference Stock based on the weekly closing price (in U.S. dollars) of that Reference Stock from January 4, 2002 through January 26, 2007. We obtained the closing prices and other market information in this pricing supplement from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of each Reference Stock has experienced significant fluctuations. The historical performance of each Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of each Reference Stock during the term of the notes. We cannot give you assurance that the performance of each Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that each Reference Stock issuer will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on each Reference Stock.

Wells Fargo & Company ("Wells Fargo")

According to its publicly available filings with the SEC, Wells Fargo Wells Fargo is a diversified financial services company. Through its subsidiaries, Wells Fargo provides banking, insurance, investment, mortgage and consumer finance services through stores, the internet and other distribution channels throughout North America and elsewhere internationally. The common stock of Wells Fargo, par value $1 $^2/_3$ per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Wells Fargo in the accompanying product supplement no. 45-I. Wells Fargo 's SEC file number is 001-02979.

Historical Information of the Common Stock of Wells Fargo

The following graph sets forth the historical performance of the common stock of Wells Fargo based on the weekly closing price (in U.S. dollars) of the common stock of Wells Fargo from January 4, 2002 through January 26, 2007. The closing price of the common stock of Wells Fargo on January 26, 2007 was $36.03.



JPMorgan Structured Investments —   PS- 5

Bearish Reverse Exchangeable Notes Linked to the Best Performing Common Stock of Wells Fargo & Company, Fifth Third Bancorp and Countrywide Financial Services

Fifth Third Bancorp ("Fifth Third")

According to its publicly available filings with the SEC, Fifth Third is a diversified financial services company headquartered in Cincinnati, Ohio. Through its subsidiaries, Fifth Third engages primarily in commercial, retail and trust banking, electronic payment processing services and investment advisory services. The common stock of Fifth Third, without par value, is listed on the NASDAQ Stock Market, which we refer to as the Relevant Exchange for purposes of Fifth Third in the accompanying product supplement no. 45-I. Fifth Third's SEC file number is 000-08076.

Historical Information of the Common Stock of Fifth Third

The following graph sets forth the historical performance of the common stock of Fifth Third based on the weekly closing price (in U.S. dollars) of the common stock of Fifth Third from January 4, 2002 through January 26, 2007. The closing price of the common stock of Fifth Third on January 26, 2007 was $39.11.



Countrywide Financial Corporation ("Countrywide")

According to its publicly available filings with the SEC, Countrywide is a diversified financial services company engaged in mortgage-finance related activities. Through its subsidiaries, Countrywide originates, purchases, securitizes, sells and services prime and nonprime loans; provides loan closing services such as credit reports, appraisals and flood determinations; offers banking services which include depository and home loan products; conducts fixed income securities underwriting and trading activities; provides property, life and casualty insurance; and manages a captive mortgage reinsurance company. The common stock of Countrywide, par value $.05 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Countrywide in the accompanying product supplement no. 45-I. Countrywide's SEC file number is 001-12331-01.

Historical Information of the Common Stock of Countrywide

The following graph sets forth the historical performance of the common stock of Countrywide based on the weekly closing price (in U.S. dollars) of the common stock of Countrywide from January 4, 2002 through January 26, 2007. The closing price of the common stock of Countrywide on January 26, 2007 was $42.00.

